Exhibit 99.4

Broadridge · I 11 111 VOTIN G INSTRUCTIO N FORM ANNUAL M EET I N G STANTE C INC. 5 1 MERCEDES WAY EDGEWOOD NY 11717 WHEN: T HURSDAY , MAY 06 , 202 1 A T 10:3 0 A.M . MDT WHERE : t o b e hel d via liv e audi o webcas t ontine at https://web.lumiagm.com/204079726 "" STANTEC INC. 400 - 102 2 0 103 AVENUE NW EDHONTON, AB TSJ 0K4 CANAD A Abou t Voting A mee t ing is being he l d for the holders of thesecurit i es listed on the othe r side of this form . As a beneficial holder of the securities you have the righ t to vote on the it em(s) bemg covere d a t th e meeting , which are d es c ribed i n th e Proxy Sta t e m e n t . The control n umb e r h as b ee n assi gn ed to you to i dent i fy your shares for v o ting. You must keep your control numbe r confidential and no t d i sclose it to othe r s other than when you vote using o ne of the vo t ing options set out on t hisform . Should you send t his form or provide your control number to others, you are responsible for any subsequent voting o f , o r subsequen t inabilit y t o v o t e , your shares Please r ea d the P roxy S t a t ement carefully and take n ote of any releva t n proxy deposit d a te . We need t o receive yo u r voting instruc tio ns at l east one business day before the proxy deposit date no t e d on t h e re v e r s e. If you h ave any qu es tion s, pl ease co n ta ct the p e r son who services yo ur acco u n t. We have been reques t ed toforward to you the enclosed proxy material relative to secur i ties held by us in your account b ut not registered i n your name. Only we as the holder of record can vote such securities. W e shall be pleased to vote your securities in accordance w it h your wishes, if you will execute the form and return it t o us p r omptlyin the enclosed busi n ess reply envelope. It is understood that if you sign without otherw i se marking th e form your securities wil l bevo t ed as recommended i n the Proxy Statement. For th is met?ting, the extent o f ou r authority to vo te your securities in the absence of your instructions can be determined by referring to the applicable voting instruc i ton number in d i ca t ed o n t h e face of your form . For margin accounts, in the event your securities have been loaned over record dat the num be r of securities we vo t e on your b eha l f has been or can be ad j usted downward . Please note that unde r a r ule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January t, 2010 , brokers are no longe r allowed to vote securities held in their clients' accounts on uncontested e l ections o f directors unless the clien t has provided voting ins tructions (it will continue to be the case t ha t brokers cannot vote the i r cl i ents' sewri t ies in contes t ed director elect i ons) . Consequently, if you wan t us t o vote yo ur securit i es on your behalf on th e election of d i rector you must p rovide voting instructions to us . Voting on m a tters presented at shareholder meetings, particularly the election of directors is t h e pr i mary method fo r shareho lde rs to influence the direc i t on taken by a pub l idy - rtadedcompany . We urge you to participate in the e lect i on by returning the enclosed voting instruct i on f orm to us with instruct i ons as t ohow to v ote your securities in thise l ection . I f your secur t iies are held by a broker who is a member o f the New Yori< Stock Exchange (NYSE), the rules of the NYSE will guide the v oting procedures . These rules prov i de t hat if i nstruct io ns ar e not received from you p r iorto the issuance of the first vote, the proxy may begiven at thediscre t ionof yo ur broker (on the tenth day, if th m e ater ia l was ma i led at lea st 15 days prior to t he meeting da t eor on the fifteenth day, i f the pro x y material wams a i l ed 25 days or more prior to the meeting da t e) . In order for you r broker to exerc i s e this d i scretionary authority, proxy materia l would need to have been mailed at least 15 days pr i o r to the meeting date, and one or more o f the matters before the meeting mus t be deemed ' r ou t ine " in na t ure acco r ding to NYSE guidelines . If these two requi m re ents are met and you have not communcia t ed to us prio r to the first vote being issued, we may vote your se<Urities a t ou r discretion on any matters deemed to be routine . We will nevertheless follo w your instruct i ons, even i f ou r discretionary vote hasa l readybeen given, provided yo u r instructions are rec eived prior to the mee t ing date . The following inst ru ctions provide specifics regard i ng t he meet i ng for which th is voting form applies . In st r uction 1 All p r oposals for this meeting a r econs i dered ' routine.' We ma y vote in our d cretion on all proposals, if your in s t ructionsare not received. I f you r secur i t ies a r e held by a bank, your securi t ies cannot be voted without you r specific instruction . s I n st ruct i on 2 In order for your securities to be represen t ed a t th e m eeting on one o r more ma tt ers before the mee t i ng , i t will be ne cess ary fo r us t ohave your specifi c vo t ing i nstructions. I f your securit i es are held by a bank, you r securi t ies cannot be voted without your specific instructions. I nstr u c t ion 3 In order for your secu riti esto be represented a t the meeting , it w i ll be necessary for us to have your specific voting i nstructions. i n s t r u c t i o n 4 We have p r ev i ouslysentyou proxy soliciting material pertaining tothe meeting of sha r eholders of the company indica ted . According to our l a t es t reco rds, we have not as of yet received your vot i ng ins truct i on on the matter(s) to be considered a t this meeting and the company has requested us tocommunicate with you in an endeavo r to have your securities voted . .. If you ho l d your securities t hrougha Canadian broker or bank, please be advised that you are receiv ing the v oting ins truction form and m eet i ng materials,at thedi r ectiono f the issuer . Even i f you ha v e declined t o rece i vesecur i tyholder ma t erials,a reporting issuer is required to de l iver these materials to you . I f you have advised your intermediary that you object to the disclosure of your beneficial ownership information to the report i ng iss ue r, it is our respons i bility to deliver thesem ate r ials t o you on behalf of the reporting i ssuer . Thes e material s are being sen t a t n o cos t t o you . T o a ttendthe meet i ng and vote your s h ares in pers o n or virt u a ll y {as app li ca b le ) If you wish to attend the meeting, marl<the app r op r iateboxon theother sideof th form,and a l egal proxy will be i ssued an d mai l ed toyou . The lega l proxy will g r antyou oryour designate the right to attend the meeting and vote in person or virtually (as app li cable)s,ubject to any r ulesdescribed in the Proxy Statement a pp i lcableto the delivery of a p r oxy . Thelega l proxy will be mailed to the name and address of the beneficial holder noted a bove . You n eed to sub mi t and d e li ve r the l ega l proxy in acco r dance with t he p roxy deposit da t e and any instructions or disclosu e r s noted in the Proxy St a tement . You ayr» designate must attend the meeting for your vote to be courted . Allow suff i cien t timefo r th m e a i lingand returno f the legal proxy by the proxy deposit date to the issuer or its agent Pl e as e be advoed that if you, the b enefKialholder, ask fo r a l egal proxy to beissued, you may have to take additional steps in order for the prnxy to be fully effective under app l icabel law . For examp l e,it may be necessa ry tha t y o u deposit the legal proxy with the issuer or itsagent in advance of th m e eeting . F urt he r, i f a legal proxy is i ssued,al l other voting instructions given on tho voting i nstruction f orm w i ll not be effective . This Voting Instruct i on Fo rm confers discretionary authority to v oteon such o ther b usiness as may properly come befo<e the meeting or any adjournment thereof . P i sdos ur eo f Informati on - E l ect ing to Receive Fin ancial Sta t e m e nt s or Requesting Meeting Materials By electing to receive thefinancia l s ta t ementsor r eques ti ng mee t ing material your nameand add r ess may be provided to the issuer (or its agen t ) fo r mailing purposes . oson o 2 , PLEAS E SE E OVER 8 5 4 7ZN109 P s z o z3

VOTING INSTRUCTION FORM

STANTEC INC.

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	THURSDAY, MAY 06, 2021 AT 10:30 A.M. MDT
RECORD DATE:	FOR HOLDERS AS OF MARCH 17, 2021
PROXY DEPOSIT DATE:	MAY 04, 2021
A/C	

85472N109

** ISSUER COPY **

STEP 1 REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT:

1-800-454-8683

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE

*****WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*****

STEP 2 COMPLETE YOUR VOTING DIRECTIONS

1 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION:* **FOR** *ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX " ■ " PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD		FOR	WITHHOLD
01-Martin A. à Porta	☐	☐	07-Gordon A. Johnston	☐	☐
02-Douglas K. Ammerman	☐	☐	08-Donald J. Lowry	☐	☐
03-Richard C. Bradeen	☐	☐	09-Marie-Lucie Morin	☐	☐
04-Shelley A. M. Brown	☐	☐			
05-Patricia D. Galloway	☐	☐			
06-Robert J. Gomes	☐	☐			

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **BOLD TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX " ■ " PER ITEM IN BLACK OR BLUE INK)

2 The reappointment of Ernst & Young LLP, Chartered Professional Accountants, as Stantec's auditor and authorizing the directors to fix the auditor's remuneration.

RECOMMENDATION: **FOR**

FOR ☐ WITHHOLD ☐

3 Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Stantec's Management Information Circular delivered in advance of the Meeting.

RECOMMENDATION: **FOR**

FOR ☐ AGAINST ☐

4 Resolved, as further disclosed in Stantec's Management Information Circular delivered in advance of the Meeting, that the shareholders approve and confirm the General By-Law Amendments.

RECOMMENDATION: **FOR**

FOR ☐ AGAINST ☐

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

FILL IN THE BOX " ■ " TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. → ☐

STEP 3 THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

29:>1J41HA M ARKHA M , O N L3 R r,B I I 111 Bro a d r i d g - e w VOTING INSTRUCTION FORM ANNUAL MEETING STANTE C INC. WHEN: TH U RSDAY , MAY 06, 2021 AT 10 :30 A.M.MDT WHERE: to b e he1 d vi a l ive audi o webcast online a l https ://, , ,eb.lumiagm .co m/204079726 STANTEC INC. 400 - 10220 103 AVENUE NW EDMONTON, AB T5J OK4 CANADA REVIE W YOU R VOTING OPTIONS ONLINE : VOTE AT PROXYVOTE . COM U S ING YOUR COMPUTER OR M OBILE DATA DEVICE. YOUR CO NTROL NUM B ER I S LOCATED BELO W . SCA N TO VIEW MATERIAL AND VOT E NOW BY TELEPHON : E YOU MAY ENTER YOUR VOTING INSTRU CTIONS BY T ELEPHONE A T : ENGLISH : 1 - 800 - 4 74 - 749 3 O R FRENC H : 1 - 8 00 - 474 - 7501 BY MAIL: THIS V OTI NG INSTRUCTION FORM MAY BE RETURNED BY MAI L IN T H E ENVELOP E PROVIDED. REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFOR E VOTI N G . 11062020 WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. CONTRO L NO.: The control number has been assigned to you to identify your shares for voting. You must keep your control number confide ntia l and not d isclose i t to others othe<than when you vote using one of the voting op set out on this f orm . Should you send this form Of provide your control runtier to othe, \ you are responsible !Of arr, subsequent voting ol Of subsequent inability to vote, yourshares . Dea r Client A m eet ing is being held fOf securityholders of theabove noted Issuer . 1. You are receiving this Voting Instruction FOfm and the enclosed meeting materia at the direction of the Issuer as a beneficial owner of secuities . You are a beoeficial owner because we , a s you r i n t emie<iary . hol d th e seru - ities In an acroun t fOf you an d the securitie s ar e not registered in your name . 2. Votesare being solicited by or on behalf of the management of the issuer . 3. Even W you have declined to receive materials. a repOfting issuer is entitled to del er these materials to you and a requested to do so, it is OLr responsilility to forwa,d them . These materials are being sent at nocost to you . in the language you request!!<l a available . 4. Unless you attend the meeting and vote in person or virtually (as applciable) , your securities can on l y be voted through us as registered holder or proxyholder of the registered h older in accordance with your instructions . We cannot vote foryou if we do not receive your voting instructions . Please provide your voting i nstructions to us prOfnptly using one of the available voting methods or COfnplete and return this loom . We will submit a proxy voteonyour behalf according to thevo t ing instructions you provid e, unless you elect to attend the meeting a nd vote i n person or virtually (as applicable) . 5. l'< 1 len you grie us your voting you ad<nowledge that • Yoo are the beneficial owner Of areauthorized to provide these voting instruc 1 ions ; and • You have read the materia l and the voting instructions on this form . 6. You may not present thisVoting Instruction Form at the meeting i n order to vo t e . 7. T o atten d an d v o t e your share s a t th e meeting : • Write your name ƒ ' the name of your desig',ate toact on your behiif on the "Appointee" line on the otherside of this form . sign and date the fmn, and rell . m t by mail Of • Go toProxyVote . cOfn frt available) and insert the name 11 the "Change Appoint!e(s)" section on the voting sit • fOf virtual meetings . you may need to COfnple te additiona l inlOfmation ƒ ' take additional action fO< you Of your Appointee to attend the meeting . Reier to the meeting material accompanying this voting instruction form fO< details . PROX Y DEPOSI T DATE : MAY 04 , 2021 You, Of your designa t e. as the named "Appointee", must attend the meeting fOf your vote to be c o u n t ed. 8. Unless prohibited by law Of you instruct otherwise. the Appointee(s) Of the person whose name is written in thespace provided wiH have ful authority toattend ard otherwise act a and present matters tothe meeting and 1fff 4unn',ent ƒ ' postponement thereo( and vote on all matters that are brought belO<e the meeting ƒ ' 1fff acf)OlmTlent Of postponement thereo( even these matters are not set out i n this loon Of in the management proxy drcula, Consult a legal acMsor tt you wish to modify the authority of that person in 1fff way . tt you r equre assistance. please contact the person v.tio sefV'<es yoor account 9. If thesevoting instructionsaregivenon behattof a body cOfPOfale . set out the ful legal name of the body c : o<porate . the name and position of the person giving voting instructions on behalf of the body corporate and theaddress for service of the body oo,porate . 10. 11 the items listed in the management proxy circular are different from the items listed on the ot h er side of this fonm, the management proxy circular will be considered conect . t 1. The Appointee named in this loom will exercise the voting rights attached to the securities in accordance with the instructions given. In the absence of any specific i nstructions as to voti n g being provided by you on this form, the ltem(s) will be voted -- as recommended on thereverse of this fonm or as stated in the management proxy circula1except in the case of your appointment of an Appoinet e . 12. This Voting Instruction form should be read i n conjunction with the accOfnpanying management prox y circu l r a . 13. To ensure that you r instructio n s a re recei ved in sufficient time to be processe , d p l ease ensure that the Voting Instruction Form is receiv ed by us or voted onli ne _ a t least one b usi ness daybefore th e proxy deposit dat e noted a bove o r the p ro xy dea dlin e specified in the management pr oxy cirwla r . Voting instructions received on the proxy deposit date Of later may no t be able to be indudecl In the final tabulation . T h i s Voting Instruction For m confer s discretionary authorit y t o v o t e on s u c h other business as _ ma y properly cOfn e be f o r e the meeting or an y adjournmen t t he r e o f . If you haveany questions Of require help. please contact the person v.t1o se<vices your account -- Pisdosure of Information - El ect ing to Receive financia l Statements or Requ est ing Meetin g Materials By electing t o receive the financial statements or requesting meeting material your name and address may be provided tothe reporting issuer (or Its agent) for mailing purposes. PLEAS E SE E OVER

PS2024- 1 OF 1

VOTING INSTRUCTION FORM

STANTEC INC.

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	THURSDAY, MAY 06, 2021 AT 10:30 A.M. MDT
RECORD DATE:	FOR HOLDERS AS OF MARCH 17, 2021
PROXY DEPOSIT DATE:	MAY 04, 2021 — CUID:
ACCOUNT NO:	CUSIP: 85472N109

CONTROL NO.: →

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): Douglas K. Ammerman, Gordon A. Johnston

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR. FOR VIRTUAL MEETINGS, YOU MAY NEED TO COMPLETE ADDITIONAL INFORMATION OR TAKE ADDITIONAL ACTION FOR YOU OR YOUR APPOINTEE TO ATTEND THE MEETING.

PLEASE PRINT APPOINTEE NAME ABOVE

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

1 ELECTION OF DIRECTORS: *VOTING RECOMMENDATION:* **FOR** *ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD	Nominee	FOR	WITHHOLD
01-Martin A. à Porta	☐	☐	07-Gordon A. Johnston	☐	☐
02-Douglas K. Ammerman	☐	☐	08-Donald J. Lowry	☐	☐
03-Richard C. Bradeen	☐	☐	09-Marie-Lucie Morin	☐	☐
04-Shelley A. M. Brown	☐	☐			
05-Patricia D. Galloway	☐	☐			
06-Robert J. Gomes	☐	☐			

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **BOLD TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

2 The reappointment of Ernst & Young LLP, Chartered Professional Accountants, as Stantec's auditor and authorizing the directors to fix the auditor's remuneration.

RECOMMENDATION: FOR — FOR ☐ WITHHOLD ☐

3 Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Stantec's Management Information Circular delivered in advance of the Meeting.

RECOMMENDATION: FOR — FOR ☐ AGAINST ☐

4 Resolved, as further disclosed in Stantec's Management Information Circular delivered in advance of the Meeting, that the shareholders approve and confirm the General By-law Amendments.

RECOMMENDATION: FOR — FOR ☐ AGAINST ☐

NOTE If completing the appointment box above and your appointee intends on attending online YOU MUST go to https://www.computershare.com/Stantec and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED* — M M D D Y Y